

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2020

Robert Johnson
Vice President and Associate General Counsel
L3Harris Technologies, Inc.
1025 West NASA Boulevard
Melbourne, Florida 32919

> **Re: L3Harris Technologies, Inc.**
> **Form S-4**
> **Filed March 4, 2020**
> **File No. 333-236885**

Dear Mr. Johnson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing